

12027746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 1-14770

Collective Brands
401(k) Profit Sharing Plan
c/o Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Collective Brands 401(k) Profit Sharing Plan (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statements of Net Assets Available for Benefits as of December 31, 2011, and December 31, 2010, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2011.

The Plan Financial Statements and Additional Information as of December 31, 2011 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Collective Brands 401(k) Profit Sharing Plan

By:



Betty J. Click, Chairman Retirement Committee — June 28, 2012



Harold J. Herman, Member Retirement Committee — June 28, 2012



Douglas G. Boessen, Member Retirement Committee — June 28, 2012



Gary Madsen, Member Retirement Committee — June 28, 2012



Sally J. Burk, Member Retirement Committee — June 28, 2012

EXHIBIT A

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

PAGE

Collective Brands 401(k) Profit Sharing Plan (formerly Payless ShoeSource, Inc. 401(k) Profit Sharing Plan)

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

COLLECTIVE BRANDS 401(k) PROFIT SHARING PLAN (FORMERLY PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN)

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Management Committee of the Collective Brands 401(k) Profit Sharing Plan (formerly the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan):

We have audited the accompanying statements of net assets available for benefits of the Collective Brands 401(k) Profit Sharing Plan (formerly the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan) (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2011 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
June 28, 2012

COLLECTIVE BRANDS 401(k) PROFIT SHARING PLAN (FORMERLY PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:		
Investments at fair value —		
Participant — directed investments	$ 170,883,526	$ 176,770,871
Receivables:		
Employer contributions	880,907	3,384,980
Employee contributions	323,713	309,351
Notes receivable from participants	6,461,493	6,232,963
Total assets	178,549,639	186,698,165
LIABILITIES — Accrued administrative expenses	218,377	38,219
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	178,331,262	186,659,946
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR THE FULLY BENEFIT — RESPONSIVE STABLE VALUE FUND	(1,355,308)	(143,245)
NET ASSETS AVAILABLE FOR BENEFITS	$ 176,975,954	$ 186,516,701

See notes to financial statements.

COLLECTIVE BRANDS 401(k) PROFIT SHARING PLAN
(FORMERLY PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:	
Investment income:	
Dividends	$ 644,541
Net depreciation in fair value of investments	(6,475,542)
Interest income on notes receivable from participants	289,916
Contributions:	
Employee contributions	13,537,887
Employer contributions	1,011,412
Rollovers	327,126
Total additions	9,335,340
DEDUCTIONS:	
Benefits paid to participants	18,271,730
Administrative expenses	604,357
Total deductions	18,876,087
DECREASE IN NET ASSETS	(9,540,747)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	186,516,701
End of year	$ 176,975,954

See notes to financial statements.

1. PLAN DESCRIPTION

Effective July 31, 2011 the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan was amended to be named the Collective Brands 401(k) Profit Sharing Plan (the "Plan"). The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. and its approved affiliates electing into the Plan ("Payless" or the "Company"). A Full-Time Associate, as defined by the Plan, is eligible to make contributions following the completion of 60 days of employment by the Company and attaining the age of 21. Effective August 15, 2011, a Full-Time Associate is eligible to make contributions as of the first day of the month coincident with or following date of hire and has attained age 21. The Full-Time Associate must complete 180 days of service to receive an allocation of the Company match. Effective August 15, 2011, the Full-Time Associate is immediately eligible to receive an allocation of the Company match provided the Full-Time Associate is employed on the last day of the plan year (December 31st) or whose employment has terminated during the Plan year by reason of retirement, death or disability. A Part-Time Associate, as defined by the Plan, is eligible to make contributions and to receive an allocation of the Company match upon completion of one year of service and attaining the age of 21. Effective August 15, 2011, a Part-Time Associate is eligible to make contributions as of the first day of the month coincident with or following date of hire and has attained age 21. Also, effective August 15, 2011, a Part-Time Associate is immediately eligible to receive an allocation of the Company match provided the Part-Time Associate is employed on the last day of the plan year (December 31st) or whose employment has terminated during the plan year by reason of retirement, death or disability. The Plan is administered by a Management Committee appointed by the Compensation, Nominating and Governance Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Wells Fargo Bank, N.A. is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions — Each year, participants may contribute 1% to 75% of their pay, as defined by the Plan. Each eligible participant shall be automatically enrolled and be deemed to have elected to make a 3% contribution unless the participant elects otherwise. Effective August 15, 2011, each eligible participant shall be automatically enrolled and be deemed to have elected to make a 3% contribution following completion of 180 days of employment and attained age 21 unless the participant elects otherwise. Participants under this Plan who have attained the age of 50 before the close of the plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of section 414(v) of the Internal Revenue Code ("IRC"). The Company, at its sole discretion, may make a matching contribution up to 2.5% of the Company's net profits. The Company can decide to contribute more than 2.5% of the Company's net profits for any plan year by action of the Company. At the discretion of the Company, the 2011 contribution was determined to be $880,907. The Company matching contribution is allocated in proportion to the amount that each participant's contributions for the plan year, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions, up to 5% of such participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the plan year, unless termination is due to retirement, death or disability. Additional amounts may be contributed at the discretion of the

Company. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers eleven common/collective trust funds, fourteen mutual funds and a Collective Brands Company Stock Fund (formerly the Payless Company Stock Fund) ("Company stock fund") for participants.

Effective September 1, 2011, the amount of future contributions that a participant may elect to be invested in the Company stock fund shall be limited to 20% of such contributions.

Vesting — Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, Company contributions were fully vested immediately. Participants vest in Company contributions and earnings on Company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25
3 years	50
4 years	75
5 years	100

Participants who were former participants in the Collective Licensing International LLC 401(k) Plan ("CLI Plan") and whose non-elective contributions or employer matching contributions as defined in the CLI Plan which were attributed to participant's accounts for services rendered through December 31, 2008, shall vest as follows:

Years of Vesting Service	Vesting Percentage
Less than 1 year	0 %
1 year	25
2 years	50
3 years	75
4 years	100

Payment of Benefits — Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Company stock fund may be made in shares of Company common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans — Participants may borrow from their vested fund account balance. The minimum loan available is $1,000. The maximum loan available is the lesser of 1/2 of the vested balance or $50,000 reduced by the largest loan balance in the prior 12 months. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts — At December 31, 2011 and 2010, forfeited nonvested accounts totaled $172,601 and $134,248, respectively. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts and pay administrative expenses. The balance, if any, is added to and allocated with the Company matching contribution for the plan year. During the plan year 2011, $1,493 from forfeited nonvested accounts was used to pay plan expenses. Also, for the plan year 2011, $170,000 from forfeited nonvested accounts was added to and allocated as a part of the 2011 Company match paid in 2012.

Uncashed Checks — If a distribution check is issued to a participant by the Plan and the check remains uncashed for more than six months, the trustee may, between the seventh and eleventh month from the date of issuance of the check, cancel the check and put the money back in the Plan in a specially designated uncashed check forfeiture account, which may, on at least a quarterly basis, be added to and utilized in the same manner as the Plan's general forfeiture account as referenced above. Once the money is put back in the Plan in the specially designated uncashed check forfeiture account, it is non-negotiable and a new check request must be submitted by the participant to receive their money. If enough funds do not remain in the forfeiture account to reissue check amounts to the participant, the Company is required to make a contribution to the forfeiture account to cover the uncashed check(s) to be reissued. The plan administrator maintains a record of uncashed check amounts and participants. For the plan year 2011, $250,000 from the uncashed check forfeiture account was added to and allocated as part of the 2011 Company match paid in 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investment in the Company stock fund is stated at fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Company stock fund is a unitized fund specific to the Plan. The Company stock fund is made up of Collective Brands, Inc. common stock and a money market fund. Common/collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair value of the underlying investments. The RiverSource Trust Income Fund II was a common/collective trust fund that was considered to be a stable value fund with underlying investments in investment contracts and was valued at fair value and then adjusted by the issuer to contract value. During the 2011 plan year, the RiverSource Trust Income Fund II was replaced with the Wells Fargo Stable Return Fund G which is also a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. The Plan's stable value funds are included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. Fair value of the stable value funds are the net asset value of their underlying investments and contract value is principle plus accrued interest. Individual participant accounts invested in the Company stock fund and the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units. The various funds investment earnings are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

The RiverSource Trust Income Fund II was a stable value fund that was a collective trust fund sponsored by Ameriprise Trust Company. The fund invested 100% into the RiverSource Trust Income Fund I which may invest in traditional insurance contracts, wrapper contracts, U.S. Government, government-sponsored agency and federal agency securities, asset backed securities, corporate bonds, and affiliated collective investment funds. The investment objective of this fund was to preserve principal and income while maximizing current income. The net asset value of the fund was determined daily. Units could be issued and redeemed on any business day at the daily unit value. Certain events may have limited the ability of the fund to transact at contract value for participant benefit payments or investment transfers (up to one year may be taken to honor a request for withdrawal from the fund originating from a plan sponsor). Although such an event was not probable, an example may have been a request by Ameriprise Trust Company to terminate or partially terminate the contract at market value. Certain events may also have allowed the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. Such events were not probable but might have included the termination of the trust holding the fund assets, the replacement of the trustee of the fund, a breach of the contract by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency. Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

The Wells Fargo Stable Return Fund G is a stable value fund that is a collective trust fund. Wells Fargo Bank, N.A. serves as trustee and custodian and Galliard Capital Management, Inc., a subsidiary of Wells Fargo Bank, N.A., serves as investment advisor. The investment objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved. The fund primarily invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. It also invests in Synthetic Stable Value Fund, which has the same investment objective as the fund, and Short Term Investment Fund G, which invests in highly liquid assets. In accordance with the terms of the trust, the net asset value of the fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset value of the fund. Units of the fund are issued and redeemed at the current net asset value. Certain events may limit the ability of the fund to transact at contract value for participant benefit payments or investment transfers (up to one year may be taken to honor a request for withdrawal from the fund originating from a plan sponsor). Although such an event is not probable, an example may be a request to terminate or partially terminate the contract at market value. Certain events may also allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. Such events are not probable but may include the termination of the trust holding the fund assets, the replacement of the trustee of the fund, a breach of the contract by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency. Qualified Plan participant withdrawals are allowed at any time without penalty, regardless of their frequency or amount. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. Any plan sponsor or plan fiduciary initiated withdrawal from the fund will require a 12 month written notice of the intent to withdraw assets from the fund. Redemptions or exchanges of fund shares may be delayed or suspended for up to 12 months, or even longer if Wells Fargo Bank, N.A obtains an exemptive order or other appropriate relief from the Comptroller of the Currency.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds, common collective trust funds and the Company stock fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures*, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan's financial statements.

ASU 2011-04 — In May 2011, the FASB issued ASU 2011-04, "*Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*" ("ASU 2011-04"), which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts of fair value measurements. ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosure about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis including the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2011 and 2010.

	Estimated Fair Value Measurements			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2011:				
Mutual Funds:				
Intermediate-Term Bond	$ 20,116,440			$ 20,116,440
Large Blend	16,216,096			16,216,096
Mid-Cap Growth	8,938,544			8,938,544
Small Value	5,866,499			5,866,499
International Large Growth	5,702,713			5,702,713
Large Value	5,672,633			5,672,633
Large Growth	5,154,710			5,154,710
International Large Value	3,840,876			3,840,876
Mid-Cap Value	3,720,048			3,720,048
Small Growth	3,379,631			3,379,631
International Large Blend	769,443			769,443
Mid-Cap Blend	607,681			607,681
Inflation Protected Bond	844,459			844,459
Company Stock Fund		$ 12,316,252		12,316,252
Common/Collective Trust Funds :				
Stable Value Funds		54,278,464		54,278,464
Targeted Retirement Funds		23,240,042		23,240,042
Fixed Income Funds		218,995		218,995
Total	$ 80,829,773	$ 90,053,753	$	$ 170,883,526

	Estimated Fair Value Measurements			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2010:				
Mutual Funds:				
Intermediate-Term Bond	$ 19,796,736			$ 19,796,736
Mid-Cap Growth	10,504,260			10,504,260
Moderate Allocation	8,087,808			8,087,808
Large Growth	6,296,930			6,296,930
Large Value	5,897,661			5,897,661
Mid-Cap Blend	551,903			551,903
International Large Growth	6,759,886			6,759,886
Small Value	5,716,060			5,716,060
International Large Blend	1,102,090			1,102,090
Small Growth	3,106,115			3,106,115
International Large Value	4,768,752			4,768,752
Mid-Cap Value	3,619,120			3,619,120
Company Stock Fund		$ 17,580,876		17,580,876
Common/Collective Trust Funds :				
Stable Value Funds		53,329,406		53,329,406
Balanced Funds		16,909,536		16,909,536
Targeted Retirement Funds		12,659,253		12,659,253
Fixed Income Funds		84,479		84,479
Total	$ 76,207,321	$ 100,563,550	$	$ 176,770,871

The valuation methods as described in note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of levels 1, 2, or 3.

4. NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net assets value per share as of December 31, 2011 and 2010.

The following tables set forth a summary of the Plan's investments with a reported NAV at December 31, 2011 and 2010.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2011				
Investment	**Fair Value***	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
Schwab Managed Retirement Trust Funds (a)	$ 23,240,042	None	Immediate	None	None
Schwab Managed Trust Fund — Income (b)	218,995	None	Immediate	None	None
Wells Fargo Stable Return Fund (c)	54,278,464	None	Immediate	None	None
Collective Brands Company Stock Fund (d)	12,316,252	None	Immediate	None	None
Total	$ 90,053,753				

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010				
Investment	**Fair Value ***	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
Schwab Managed Retirement Trust Funds (a)	$ 12,659,253	None	Immediate	None	None
Schwab Managed Retirement Trust Fund — Income Fund (b)	84,479	None	Immediate	None	None
RiverSource Trust Income Fund II (e)	53,329,406	None	Immediate	None	None
RiverSource Trust Equity Index Fund I (f)	16,909,536	None	Immediate	None	None
Collective Brands Company Stock Fund (d)	17,580,876	None	Immediate	None	None
Total	$ 100,563,550				

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) The Schwab Managed Retirement Trust Funds (except for the Schwab Managed Retirement Trust Fund-Income — see (b) below) seek to provide a total return for investors retiring approximately at or near a target retirement date as indicated by each of the fund names. The funds are diversified across several assets classes, including, but not limited, to large cap equities, mid cap equities, international equities, fixed income, REITs, and stable value. The funds are designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. As the target retirement date approaches, each of the funds' portfolio becomes more conservative with a larger fixed income and stable value investment component. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Schwab Stable Value Fund, and non-proprietary unitized accounts and collective trust and mutual funds. The net asset value of the funds is determined each business day ("Valuation Date"). Issuances and redemptions of units of the funds are made based upon the net asset value per fund unit determined on the Valuation Date.

(b) The Schwab Managed Retirement Trust Fund-Income seeks to provide total return for investors at or near retirement. The fund is diversified across several assets classes, including, but not limited, to large cap equities, mid cap equities, small cap equities, international equities, fixed income, REITs, and stable value. Approximately 25% of the portfolio is allocated to equity investments and 75% is allocated to fixed income and stable value investments. The fund is designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Schwab Stable Value Fund, and non-proprietary unitized accounts and collective trust and mutual funds. The net asset value of the fund is determined each Valuation Date. Issuances and redemptions of units of the fund are made based upon the net asset value per fund unit determined on the Valuation Date.

(c) See Note 2 for the description of the Wells Fargo Stable Return Fund.

(d) The Collective Brands Company Stock Fund is made up of Collective Brands, Inc. common stock and a money market fund. The investment objective of this fund is to allow participants to share in the potential growth of Collective Brands, Inc. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value.

(e) See Note 2 for the description of the RiverSource Trust Income Fund II.

(f) The RiverSource Trust Equity Index Fund I was invested 100% into the RiverSource Trust Equity Index Base Fund. The investment objective of this fund was to approximate as closely as possible the rate of return of the Standard & Poor's 500 Stock Index. The net asset value of the fund was determined daily. Units could be issued and redeemed on any business day at the daily unit value.

5. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011	2010
Wells Fargo Stable Return Fund	$54,278,464	$ -
Vanguard 500 Index	16,216,096	-
Collective Brands Company Stock Fund (formerly Payless Company Stock Fund)	12,316,252	17,580,876
PIMCO Total Return Fund	18,372,143	18,496,678
Morgan Stanley Inst Mid Cap Growth	8,938,544	10,504,260
RiverSource Trust Income Fund II	-	53,329,406
RiverSource Trust Equity Index Fund I	-	16,909,536

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common/Collective Trust Funds	$ (269,133)
Mutual Funds	(1,024,892)
Collective Brands Company Stock Fund (formerly Payless Company Stock Fund)	(5,181,517)
	$ (6,475,542)

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in units of a Company stock fund that invests in shares of Collective Brands, Inc. common stock. Collective Brands, Inc. is the parent of Payless ShoeSource, Inc. who is the Plan sponsor under the plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

The Plan also invests in units of a Company stock fund that invests in shares of a money market fund that is managed by Wells Fargo. Wells Fargo Bank, N.A. is the trustee, as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions. The Plan also invests in units of the Wells Fargo Stable Return Fund G in which Wells Fargo Bank, N.A. serves as trustee and custodian for this fund. Wells Fargo Bank, N.A. is the trustee, as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 6, 2009, that the Plan and related trust are designed in accordance with applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2010.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2011 and 2010, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2011, is as follows:

	2011	2010
Net assets available for benefits per the financial statements	$ 176,975,954	$ 186,516,701
Adjustment from contract value to fair value for the fully benefit-responsive stable value fund	1,355,308	143,245
Deemed distributed loans	(4,650)	(7,452)
Total assets per the Form 5500	$ 178,326,612	$ 186,652,494

	2011
Decrease in net assets per the financial statements	$ (9,540,747)
Deemed distributed loans — current year	(4,650)
Deemed distributed loans — prior year	7,452
Change in fair value for the fully benefit-responsive stable value fund	1,212,063
Net loss per Form 5500	$ (8,325,882)

10. SUBSEQUENT EVENT

On May 1, 2012, the Company entered into a definitive agreement with a consortium of companies comprised of Wolverine World Wide, Inc., Blum Strategic Partners IV, L.P. and Golden Gate Capital Opportunity Fund, L.P., under which Collective Brands will be sold for $21.75 per share in cash. The closing of this transaction, which is subject to shareholder approval, is expected to occur late in the third calendar quarter of 2012 or early in the fourth calendar quarter of 2012. Blum Strategic Partners IV, L.P. and Golden Gate Capital Opportunity Fund, L.P. will jointly acquire the operations of Payless ShoeSource, Inc. and Collective Licensing, which together will operate as a standalone entity.

* * * * * *

SUPPLEMENTAL SCHEDULE

COLLECTIVE BRANDS 401(k) PROFIT SHARING PLAN
(FORMERLY PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN)

Employer ID No #: 48-0674097

Plan No: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	Schwab Managed Retirement Trust Fund - 2015	Common/Collective Trust Fund 144,804 units	$ 1,507,406
	Schwab Managed Retirement Trust Fund - 2025	Common/Collective Trust Fund 381,918 units	3,765,714
	Schwab Managed Retirement Trust Fund - 2035	Common/Collective Trust Fund 278,564 units	2,663,073
	Schwab Managed Retirement Trust Fund - 2045	Common/Collective Trust Fund 210,421 units	1,889,584
	Schwab Managed Retirement Trust Fund - 2010	Common/Collective Trust Fund 29,059 units	490,229
	Schwab Managed Retirement Trust Fund - 2020	Common/Collective Trust Fund 233,241 units	4,058,402
	Schwab Managed Retirement Trust Fund - 2030	Common/Collective Trust Fund 135,982 units	2,412,323
	Schwab Managed Retirement Trust Fund - 2040	Common/Collective Trust Fund 118,587 units	2,089,500
	Schwab Managed Retirement Trust Fund - 2050	Common/Collective Trust Fund 470,238 units	4,363,811
	Schwab Managed Retirement Trust Fund - Income	Common/Collective Trust Fund 16,210 units	218,995
*	Wells Fargo Stable Return Fund	Common/Collective Trust Fund 1,080,086 units	54,278,464
	PIMCO Total Return Fund	Mutual Fund 1,215,462 shares	18,372,143
	BlackRock Inflation Protected Bond	Mutual Fund 72,104 shares	844,459
	Goldman Sachs Strategic Growth	Mutual Fund 523,853 shares	5,154,710
	Morgan Stanley Inst Mid Cap Growth	Mutual Fund 271,523 shares	8,938,544

(Continued)

COLLECTIVE BRANDS 401(k) PROFIT SHARING PLAN
(FORMERLY PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN)

Employer ID No #: 48-0674097

Plan No: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	T. Rowe Price Equity Income	Mutual Fund 245,994 shares	$ 5,672,633
	Artisan International Fund	Mutual Fund 287,580 shares	5,702,713
	Allianz NFJ Small-Cap Value Fund	Mutual Fund 201,045 shares	5,866,499
	Vanguard 500 Index Fund	Mutual Fund 169,536 shares	16,216,096
	Dodge & Cox International Stock Fund	Mutual Fund 131,357 shares	3,840,876
	JPMorgan Mid Cap Value	Mutual Fund 157,830 shares	3,720,048
	TimesSquare Small Cap Growth	Mutual Fund 265,069 shares	3,379,631
	Vanguard Total Bond Market Index	Mutual Fund 132,630 shares	1,744,297
	Vanguard Extended Market Index	Mutual Fund 17,973 shares	607,681
	Vanguard Total Int'l Stock Index	Mutual Fund 29,368 shares	769,443
*	Collective Brands Company Stock Fund (formerly Payless Company Stock Fund): Collective Brands, Inc. Common Stock Fund	Common Stock 841,172 shares	12,086,817
	* Wells Fargo Adv Heritage Money Market Fund	Money Market Fund 229,435 shares	229,435
*	Participant Loans	Participant loans (maturity dates through September 2040 at interest rates from 4.25% to 10.5%)	6,461,493
			$ 177,345,019

* Party-in-interest.

(Concluded)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143699 of Collective Brands, Inc. on Form S-8 of our report dated June 28, 2012, appearing in this Annual Report on Form 11-K of the Collective Brands 401(k) Profit Sharing Plan (formerly the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan) for the year ended December 31, 2011.

Deloitte & Touche LLP

Kansas City, Missouri
June 28, 2012